

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

November 18, 2009

Mr. Ram Ajjarapu
Chief Executive Officer
NexGen Biofuels Ltd.
8905 Regent Park Dr., Suite 210
Tampa, FL 33647

RE: **Form 8-K Item 4.01 filed June 8, 2009**
        Form 8-K/A Item 4.01 filed August 24, 2009
        File #0-17788

Dear Mr. Ajjarapu:

        We have completed our review of your Form 8-K and related filings and have no further comments at this time.

        If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3866.

                                        Sincerely,

                                        Jeffrey Gordon
                                        Staff Accountant